U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
Form 12b-25
                                   NOTIFICATION OF
                                     LATE FILING
                                                Sec. File Number 015266
                                                Cusip Number
                                                [Check One]:
[]Form 10-KSB  []Form 20-F  []Form 11-K  [X]Form 10-QSB  []Form N-SAR
                           For Period Ended:   July 31, 1995
                                     [ ]  Transition Report on Form 10-K
                                     [ ]  Transition Report on Form 20-F
                                     [ ]  Transition Report on Form 11-K
                                     [ ]  Transition Report on Form 10-Q
                                     [ ]  Transition Report on Form N-SAR
                                     For the Transition Period Ended:
                         Read Instruction [on back page] Before Preparing Form.
                                     Please Print or type

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item[s] to which the notification relates:


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PART I - REGISTRANT INFORMATION

Full Name of Registrant  Bio-Reference Laboratories, Inc.
Former Name if Applicable
Address of Principal Executive Office [Street and Number]
                481 Edward H. Ross Drive
City, State and Zip Code
                Elmwood Park, New Jersey  07407

PART II - RULES 12b-25 [b] and [c]
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed. [Check if appropriate] [X]
      [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
      [b] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      [c]   The accountant's statement or other exhibit required by Rule
            12b-25 [c] has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
[attach Extra Sheets if Needed]

As a result of the extensive amount of time required to prepare (1) a Post-Effective Amendment on Form SB-2 and (2) to review the aforementioned SB-2 with counsel and (3) to review and initiate documents required for the proposed acquisition of Dianon Systems, Inc.



PART IV - OTHER INFORMATION

[1]       Name and telephone number of person to contact in regard to this notification
                Sam Singer           (201)                791-2600
                [Name]               [Area Code]          [Telephone No.]
[2] Have all other periodic reports required under Section 13 or 15[d] of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed If answer is no,
          identify report[s].        [X] Yes    [ ]  No
[3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
          in the subject report or portion thereof?    [ ] Yes    [X] No

                                    Bio-Reference Laboratories, Inc.
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                            [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 14, 1995        By:  /S/ Sam Singer, C.F.O.
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                           ATTENTION
      Intentional misstatements or omissions of fact constitute
           Federal Criminal Violations [See 18 U.S.C. 1001]

                      GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.